REGULATION S

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made effective this 30th day of September 2015 (the “Effective Date”) by and between the undersigned.

1.

GreenFlag Ventures, Inc. with a principal address at 804-750 West Pender Street, Vancouver, BC, V6C 2T7 hereinafter to be referred to as “Seller”; and,

2.

Creative Capital Corp with a principal business address at Heritage Plaza, Main Street, Charlestown, Nevis, with business at all times outside the United States (“US”), hereinafter to be referred to as “Buyer”,

WHEREAS, Seller will sell 10,000,000 (Ten Million) Regulation S Common stock shares (the “Shares”) of GreenFlag Ventures, Inc., a corporation domiciled in Canada, (the "Company”), which Seller is willing to sell and Buyer is willing to purchase, all in accordance with the terms and conditions of this Agreement; and,

WHEREAS, Seller will sell Shares to Buyer in one or more tranches, with a minimum of 2,000,000 (Two Million) Shares per tranche, provided the total number of the Shares purchased by Buyer does not exceed 10,000,000 (Ten Million) Shares (the “Total Purchase”); and,

WHEREAS, the Total Purchase Price for the Shares shall be $500,000 USD.

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

Article 1. Purchase and Sale.

Seller hereby agrees to sell, assign, transfer and convey the Shares to Buyer the Shares, and Buyer accepts such conveyance and assumes the obligations attendant to being the lawful owner and holder of the Shares with respect to all matters arising on or after the Purchase Date. The buyer agrees to purchase from the Company an aggregate of 10,000,000 (Ten Million) shares of Regulation S stock for $500,000 USD. (“Purchase Price”).

Article 2.  Undertaking By Buyer.

To induce Seller to enter into this Stock Purchase Agreement. Buyer agrees to provide Seller with viewing rights over the account containing the Shares, in a manner acceptable to Seller in its sole discretion.

Article 3.  Purchase of Shares: Purchase Date.

In the event of a closing in tranches, Buyer shall remit wire transfers for the applicable amount based on the Purchase Price as shares are sold into market on a weekly basis.

Article 4.  Sellers Representations and Warranties

Seller hereby represents and warrants to Buyer that:

4.1

Seller owns or has the rights to the Shares and has not granted any pre-emptive rights or options in respect of such Shares, and will hereby instruct Agent to deliver such Shares free and clear of any liens, encumbrances, pledges and restrictions of any kind or nature;

4.2

All declarations, returns, forms and documents required to be filed by Seller to any administration and/or Government Authority have been filed.

Article 5

Buyer hereby represents, warrants covenants to Seller that:

5.1

Buyer has evaluated the merits and risks of the proposed investment in the Shares, including those risks particular to Buyer's situation, and has determined that this investment is suitable for Buyer. Buyer has adequate financial resources for an investment of this character, and at this time Buyer can bear a complete loss of the Purchase Price. Further, Buyer will continue to have, after making the proposed investment in the Shares, adequate means of providing for Buyer's current needs, the needs of those dependent on Buyer, and possible contingencies;

5.2

Buyer understands that the sale of Shares is not being registered on the basis that this purchase and sale is exempt from registration under applicable territorial securities rules and regulations, including but not limited to the US Securities Act of 1933, as amended (the “Act”), and other applicable US and foreign state and federal rules and regulations. Further, the Shares, when issued, will bear a legend pursuant the US securities rules and regulations, which will read as follows:

“THE SHARES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

5.3

Buyer understands that there are substantial restrictions on the transferability of the Shares. The Shares will not be, and Buyer has no right to require that the Shares be registered by the Seller or the Company. And, accordingly, Buyer may have to hold the Shares for an indefinite period of time if there is no market for the Shares. Further, Buyer affirms that it is a non-US resident and an entity not formed not solely for the purpose of acquiring the Shares;

5.4

Buyer acknowledges that it has conducted, or has been afforded the opportunity to conduct an investigation of the Company and has been offered the opportunity to ask representatives of the Company questions about the Company’s financial condition and proposed business, and that Buyer has obtained such available information as Buyer has requested, to the extent Buyer has deemed necessary, to permit Buyer to fully evaluate the merits and risks of an investment in the Shares.  Buyer is satisfied as to all inquiries that Buyer has concerning the Company and its business activities, and the purchase of the Shares;

5.5

Buyer is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of an investment in the Shares or, if it has utilized the services of a purchaser representative, together with such representative, have sufficient experience in financial and business matter to be capable of evaluating the merits and risks of an investment in the Shares;

5.6

Buyer understands that no US or foreign federal or state agency has made any finding or determination as to the fairness of the terms of an investment in the Shares, or any recommendation for or endorsement of the Shares being purchased pursuant to this Agreement;

5.7

Buyer acknowledges that Seller, in its sole individual discretion, shall have the right to terminate this Agreement at any time, in whole or in part, if Buyer is in default under any of the terms hereof. As long as this Agreement is in effect Buyer agrees to execute any and all further documents necessary in the opinion of Seller’s counsel to effect the sale and transfer of the Shares.

5.8

Buyer will resell the Shares only to non-US persons, as defined under Regulation S of the Act, and in accordance with all applicable terms of Regulation S.

Article 6.  Notices

Any notice, advice, direction, or other document or communication required or permitted to be given hereunder shall be in writing and shall be mailed by overnight delivery or courier service or delivered (in person or by facsimile) against receipt to the Party to whom it is to be given at address of such Party set forth below (or to such other address as the Party shall have furnished in writing to the other Parties to this Agreement), with a copy to each of the other Parties hereto:

If to Buyer:

Creative Capital Corp

Heritage Plaza, Main Street

Charlestown, Nevis

     If to Seller:

GreenFlag Ventures, Inc.

804-750  West Pender Street

Vancouver, BC, V6C 2T7

Article 7. Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of Canada without regard to the principles of conflicts of law thereof.  Each party hereby irrevocably submits to the exclusive jurisdiction of Canada for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

Article 8.

The terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, personal or legal representatives, heirs, successors and permitted assign.

Article 9. Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original.

Article 10. Legal Fees

    The non-prevailing party in any cause of action brought hereunder shall be liable for the actual attorney's fees, expenses, and costs of suit incurred by the prevailing Party or Parties therein.  If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

Article 11.  Entire Agreement

This Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by each Party.

Article 12. Term

This Agreement shall be effective the Effective Date and, unless terminated sooner in writing by either Party pursuant to Article 14, shall remain for 6 (six) consecutive months following the Effective Date (the “Expiration Date”).

Article 13. Confidentiality.

Seller and Buyer mutually agree to keep the contents and conditions of this Agreement confidential.

Article 14.  Authorization

Seller and Buyer mutually represent and covenant that this Agreement has been duly authorized, executed and delivered by Buyer and Seller, and represents the legal obligation of Buyer and Seller, enforceable against Buyer or Seller in accordance with its terms.

Done and executed effective this 30th day of September 2015.

“Seller ”

“Buyer”

GreenFlag Ventures, Inc.

Creative Capital Corp

By:

By:

Its:

Its:

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